Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of September 13, 2005

by and between

First Community Bancorp

and

Cedars Bank

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS

1.01.	Certain Definitions

ARTICLE II THE MERGER

2.01.	The Combination
2.02.	Effective Date and Effective Time

ARTICLE III CONSIDERATION; EXCHANGE PROCEDURES

3.01.	Effect on Capital Stock
3.02.	Rights as Shareholders; Stock Transfers
3.03.	Exchange Procedures
3.04.	Dissenters’ Rights
3.05.	Company Stock Options

ARTICLE IV ACTIONS PENDING ACQUISITION

4.01.	Forbearances of the Company
4.02.	Forbearances of Parent

ARTICLE V REPRESENTATIONS AND WARRANTIES

5.01.	Disclosure Schedules
5.02.	Representations and Warranties of the Company
5.03.	Representations and Warranties of Parent

ARTICLE VI COVENANTS

6.01.	Reasonable Best Efforts
6.02.	Shareholder Approval
6.03.	Press Releases
6.04.	Access; Information
6.05.	Acquisition Proposals
6.06.	Certain Policies
6.07.	Regulatory Applications
6.08.	Indemnification
6.09.	Benefit Plans
6.10.	Non-Solicitation Agreements
6.11.	Notification of Certain Matters
6.12.	FIRPTA Certificate
6.13.	Human Resources Issues
6.14.	Assistance with Third-Party Agreements
6.15.	Shareholder Agreements

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6.16.	Additional Agreements
6.17.	Pre-Closing Adjustments
6.18.	Company Stock Options
6.19.	401(k) Plan Termination
6.20.	BOLI Termination
6.21.	Investments
6.22.	Audit
6.23.	Merger Subsidiary

ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER

7.01.	Conditions to Each Party’s Obligation to Effect the Merger
7.02.	Conditions to Obligation of the Company
7.03.	Conditions to Obligation of Parent

ARTICLE VIII TERMINATION

8.01.	Termination
8.02.	Effect of Termination and Abandonment

ARTICLE IX MISCELLANEOUS

9.01.	Survival
9.02.	Waiver; Amendment
9.03.	Counterparts
9.04.	Governing Law, Jurisdiction and Venue
9.05.	Expenses
9.06.	Notices
9.07.	Entire Understanding; No Third Party Beneficiaries
9.08.	Effect
9.09.	Severability
9.10.	Enforcement of the Agreement
9.11.	Interpretation
9.12.	Assignment

EXHIBIT A	Form of Shareholder Agreement
EXHIBIT B	Form of Non-Solicitation Agreement
EXHIBIT C	Form of Agreement of Merger
EXHIBIT D	List of Shareholders, Directors and Executives
Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER, dated as of September 13, 2005 (this “Agreement”), by and between Cedars Bank, a California state-chartered bank (the “Company”), and First Community Bancorp, a California corporation (“Parent”).

RECITALS

A.            The Company.  The Company is a California corporation, having its principal place of business in Los Angeles, California.

B.            Parent.  Parent is a California corporation, having its principal place of business in Rancho Santa Fe, California.

C.            Merger Subsidiary.  Following the execution of this Agreement, Parent shall form, or shall cause one of its wholly owned subsidiaries to form, a merger subsidiary (“Merger Subsidiary”), all of the issued and outstanding capital stock of which shall be owned by Parent or one of its wholly owned subsidiaries, as the case may be.

D.            Consideration. The parties to this Agreement desire that, upon the terms and subject to the conditions set forth in this Agreement, Parent acquire the Company for an aggregate consideration of $120,000,000.

E.             Board Action.  The respective Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the merger of the Company with the Merger Subsidiary (the “Merger”).

F.             Shareholder Agreements.  As a condition to, and simultaneously with, the execution of this Agreement, each Shareholder (as defined herein) identified on Exhibit D hereto is entering into an agreement, in the form of Exhibit A hereto (collectively, the “Shareholder Agreements”), pursuant to which each Shareholder has agreed, among other things, to vote his or her shares in favor of the principal terms of the Merger and to approve and adopt this Agreement.

G.            Non-Solicitation Agreements.  As a condition to, and simultaneously with, the execution of this Agreement, each of the individuals identified as a Director on Exhibit D hereto (the “Directors”) or an Executive on Exhibit D hereto (the “Executives”) is entering into a non-solicitation agreement with Parent in the form of Exhibit B hereto (collectively, the “Non-Solicitation Agreements”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01.        Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“401(k) Plan” has the meaning set forth in Section 6.19.

“Acknowledgement and Waiver” has the meaning set forth in Section 6.18.

“Acquisition Proposal” has the meaning set forth in Section 6.05.

“Adjusted Shareholders’ Equity” has the meaning set forth in Section 7.03(d).

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement of Merger” means the agreement of merger complying with Section 1101 of the CCC, substantially in the form attached hereto as Exhibit C.

“ALL” has the meaning set forth in Section 5.02(t).

“Bank Insurance Fund” means the Bank Insurance Fund maintained by the FDIC.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended.

“Benefit Plans” has the meaning set forth in Section 5.02(m).

“BOLI” has the meaning set forth in Section 6.20.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.

“CCC” means the California Corporations Code.

“Certificate” has the meaning set forth in Section 3.01(b).

“CFC” means the California Financial Code.

“Closing” has the meaning set forth in Section 6.17.

“Closing Financial Statements” has the meaning set forth in Section 7.03(e).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” means the California Commissioner of Financial Institutions.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977 (12 U.S.C. 2901 et seq.), as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Articles” means the Articles of Incorporation of the Company, as amended.

“Company Board” means the Board of Directors of the Company.

“Company By-Laws” means the By-Laws of the Company.

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Financial Statements” has the meaning set forth in Section 5.02(g).

“Company Intellectual Property Rights” has the meaning set forth in Section 5.02(y).

“Company Loan Property” has the meaning set forth in Section 5.02(o).

“Company Meeting” has the meaning set forth in Section 6.02(a).

“Company Shareholder Approval” has the meaning set forth in Section 5.02(f).

“Company Stock Options” means the issued and outstanding options to acquire Company Common Stock, whether granted pursuant to the Company Stock Option Plan or otherwise.

“Company Stock Option Plan” means, collectively, the Company’s Amended and Restated 1995 Company Stock Option Plan and the Company’s 2002 Employee Stock Option Plan, each as amended to date.

“Confidentiality Agreement” has the meaning set forth in Section 6.04(e).

“Costs” has the meaning set forth in Section 6.08(a).

“Derivatives Contract” has the meaning set forth in Section 5.02(q).

“DFI” means the California Department of Financial Institutions.

“Directors” has the meaning set forth in the Recitals to this Agreement.

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Dissenters’ Shares” has the meaning set forth in Section 3.01(c).

“Dissenting Shareholder” means any holder of Dissenters’ Shares.

“Effective Date” has the meaning set forth in Section 2.02.

“Effective Time” has the meaning set forth in Section 2.02.

“Employees” has the meaning set forth in Section 5.02(m).

“Environmental Laws” has the meaning set forth in Section 5.02(o).

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.) as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.02(m).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means U.S. Stock Transfer Corporation or such other exchange agent as shall be mutually agreed upon in writing by the parties hereto.

“Exchange Fund” has the meaning set forth in Section 3.03(a).

“Executives” has the meaning set forth in the Recitals to this Agreement.

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Act” means the Federal Reserve Act, as amended.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Hazardous Substance” has the meaning set forth in Section 5.02(o).

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“In-the-Money Company Stock Option” has the meaning set forth in Section 3.01(b).

“Indemnified Party” has the meaning set forth in Section 6.08(a).

“Insurance Amount” has the meaning set forth in Section 6.08(b).

“Insurance Policies” has the meaning set forth in Section 5.02(s).

“IRS” means the Internal Revenue Service.

“Knowledge” of the Company or Parent, as the case may be, means the actual knowledge after reasonable investigation of any director or any officer with the title of Senior Vice President or above of the Company or Parent, as the case may be, and Yervant Demirjian and Theresa Baker, in the case of the Company.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

“Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) with respect to the Company, is material and adverse to the financial position, results of operations, business, assets, deposit liabilities, properties or prospects of the Company, or (ii) with respect to the Company or Parent, would materially impair the ability of either Parent or the Company, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof applicable to banks and their holding companies by Governmental Authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (c) changes in general economic conditions affecting banks and their holding companies generally, except to the extent that such changes disproportionately affect Parent or the Company, as the case may be, and (d) changes agreed to in writing by Parent and the Company.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.01(b).

“Merger Subsidiary” has the meaning set forth in the Recitals to this Agreement.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Non-Solicitation Agreement” has the meaning set forth in the Recitals to this Agreement.

“OCC” means the Office of the Comptroller of the Currency.

“Option Consideration” has the meaning set forth in Section 3.05.

“Option Spread” has the meaning set forth in Section 3.05.

“Parent” has the meaning set forth in the preamble to the Agreement.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means the common stock, no par value per share, of Parent.

“Pension Plan” has the meaning set forth in Section 5.02(m).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

“Proxy Statement” has the meaning set forth in Section 6.02(b).

“Regulatory Authorities” has the meaning set forth in Section 5.02(i).

“Regulatory Filings” has the meaning set forth in Section 5.02(g).

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any other instrument the value of which is determined in whole or in part by reference to the market price or value of, the capital stock of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Section 6.05 Date” has the meaning set forth in Section 6.05.

“Shareholder” means each of the individuals identified on Exhibit D hereto.

“Shareholder Agreements” has the meaning set forth in the Recitals to this Agreement.

“Shareholders’ Equity Measuring Date” has the meaning set forth in Section 7.03(d).

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 6.05.

“Surviving Bank” has the meaning set forth in Section 2.01.

“Tax” and “Taxes” mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, imposed by any taxing authority whether arising before, on or after the Effective Date, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes including, without limitation, any documentation required to be filed with any taxing authority or to be retained by the Company in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

“Termination Fee” has the meaning set forth in Section 8.02(b).

“Third-Party Intellectual Property Rights” has the meaning set forth in Section 5.02(y).

“Treasury Shares” has the meaning set forth in Section 3.01(d).

“USA Patriot Act” means the USA Patriot Act (Pub. L. No. 107 56).

ARTICLE II

THE MERGER

2.01.        The Combination.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall merge with and into the Company to consummate the Merger and the separate corporate existence of Merger Subsidiary shall cease.  The Company shall be the surviving corporation in the Merger, and shall continue to exist as a California state-chartered bank (sometimes hereinafter referred to as the “Surviving Bank”) with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger.  Immediately after the Merger, the Surviving Bank will be merged with and into Pacific Western National Bank, a national banking association, all of the outstanding capital stock of which is directly owned by Parent, or another wholly-owned direct Subsidiary of Parent.  Parent may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Company Shareholder Approval) change the method of effecting the combination of Merger Subsidiary with the Company (including, without limitation, the provisions of this Article II ) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be paid to holders of Company Common Stock as provided for in this Agreement, (ii) prevent, materially impede or materially delay consummation of the Merger or the other transactions contemplated by this Agreement or (iii) otherwise be prejudicial to the interests of the shareholders of the Company.

(b)           Articles of Incorporation and By-Laws.  The articles of incorporation and by-laws of the Surviving Bank immediately after the Effective Time shall be the articles of incorporation and by-laws of the Company as in effect immediately prior to the Effective Time.

(c)           Directors and Officers of Parent.  The directors and officers of the Surviving Bank immediately after the Effective Time shall be the directors and officers of Merger Subsidiary immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

(d)           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in CCC §1107, including any regulations or rules promulgated thereunder.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Merger Subsidiary shall vest in the Surviving Bank and all debts, liabilities, obligations, restrictions, disabilities and duties of the Merger Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Bank.

2.02.        Effective Date and Effective Time.  Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), on the date which is no earlier than January 3, 2006, but in any event at least two (2) Business Days following the date on which all of the approvals of Governmental Authorities have been obtained, the Agreement of Merger shall be filed with the California Secretary of State, in accordance with all appropriate legal requirements together with such certificates or other documents executed as may be required by law, and the Merger provided for herein shall become effective upon such filing; provided, however, that if such timing would cause the filing date to be later than the 24th of the month (or the 20th of a month which is the end of a quarter), then the filing date shall be extended by the minimum amount of time to ensure that the filing date occurs on the 1st Business Day of the subsequent month.  Notwithstanding the foregoing or anything herein to the contrary, the filing date may be set on any other date on which the parties may mutually agree.  The date of such filing is herein called the “Effective Date.”  The “Effective Time” of the Merger shall be the time of such filing.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01.        Effect on Capital Stock.  Subject to the other provisions of this Article III, at the Effective Time, by virtue of the Merger and without any additional action on the part of the holders of shares of Parent Common Stock, the holders of Company Common Stock or the sole shareholder of the Merger Subsidiary:

(a)           Parent Common Stock.  Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent, and shall not be affected by the Merger;

(b)           Company Common Stock.  Each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (other than Dissenters’ Shares and Treasury Shares, as defined below), shall be converted into the right to receive, in cash and without interest, the Merger Consideration (as defined below).  At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

“Merger Consideration” shall be calculated immediately prior to the Effective Time by Parent shall mean an amount equal to (i) the sum of (x) $120,000,000 plus (y) the aggregate exercise price of all In-the-Money Company Stock Options (as defined below) outstanding immediately prior to the Effective Time divided by (ii) the sum of (x) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, plus (y) the total number of shares of Company Common Stock subject to such In-the-Money Company Stock Options outstanding immediately prior to the Effective Time.  For the avoidance of doubt, the aggregate consideration for all of the Company Common Stock and Company Stock Options, in each case outstanding immediately prior to the Effective Time, shall be $120,000,000.  “In-the-Money Company Stock Options” shall mean those Company Stock Options having an exercise price of less than $130.76 per share;

(c)           Dissenters’ Shares.  All shares of Company Common Stock that are “dissenting shares” within the meaning of CCC §1300 (“Dissenters’ Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder unless and until such shares have lost their status as dissenting shares under CCC §1300, at which time such shares shall be converted into the right to receive the Merger Consideration pursuant to Section 3.04;

(d)           Cancellation of Certain Shares.  Any shares of Company Common Stock held directly or indirectly by Parent or the Company, other than those held on behalf of a Company shareholder (other than Parent or the Company) in trust accounts, managed accounts or otherwise in a fiduciary capacity or as a result of debts previously contracted (collectively, “Treasury Shares”), shall be cancelled and retired at the Effective Time and no consideration shall be issued in exchange therefor; and

(e)           Merger Subsidiary Common Stock.  Each share of Common Stock of the Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one issued and outstanding share of Common Stock of the Surviving Bank.

3.02.        Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the Merger Consideration.  After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

3.03.        Exchange Procedures.  (a)  Exchange Agent.  Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares an amount that constitutes the aggregate amount of the Merger Consideration payable in respect of shares of Company Common Stock pursuant to Section 3.01(b) upon surrender of Certificates (the “Exchange Fund”), it being understood that any and all interest or income earned on funds made available to the Exchange Agent pursuant to this Agreement shall belong to Parent.  At the six-month anniversary of the Effective Time, any such cash remaining in the possession of the Exchange Agent (together with any dividends or earnings in respect thereof) shall be returned to Parent.  Any former holders of Company Common Stock who have not theretofore exchanged their Certificates for the Merger Consideration pursuant to this Article III shall thereafter be entitled to look exclusively to Parent, and only as general creditors thereof, to which they are entitled to upon exchange of their Certificates pursuant to this Article III, without any interest thereon.

(b)           Exchange of Certificates.  As soon as practicable after the Effective Date, but in no event later than five (5) Business Days thereafter, Parent shall cause the Exchange Agent to mail to each former holder of record of shares of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder’s Certificates for the Merger Consideration set forth in this Article III.  If practicable, Parent shall make available such transmittal materials to the Company prior to the Effective Time.  Upon surrender of a Certificate (or indemnity reasonably satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) for cancellation to the Exchange Agent together with the transmittal materials duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the record holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (after giving effect to any required Tax deductions and withholdings in accordance with Section 3.03(d)), which, if practicable, shall be paid within five (5) Business Days of the later of receipt of such materials or the Effective Time, and the Certificates so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the proper amount of the Merger Consideration may be paid in exchange therefor to a Person other than the Person in whose name the Certificate so delivered is registered if the Certificate formerly representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Taxes have been paid.

(c)           No Liability.  Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d)           Withholding Rights.  Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.  To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

3.04.        Dissenters’ Rights.  (a)  Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder’s shares of Company Common Stock, as provided in Sections 1300 through 1312 of the CCC, shall not be entitled to the Merger Consideration in respect thereof provided for under Section 3.01(b) unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger under the CCC, and shall be entitled to receive only the payment provided for by Sections 1300 through 1312 of the CCC with respect to such Dissenters’ Shares.

(b)           If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, each share of Company Common Stock of such Dissenting Shareholder shall be deemed not to be a Dissenters’ Share and shall be converted into the right to receive the Merger Consideration.

(c)           The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable law received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to (x) approve the form and content of the notice to holders pursuant to § 1301 of the CCC and (y) direct all negotiations and proceedings with respect to demands for appraisal.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Dissenters’ Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

3.05.        Company Stock Options.  Immediately prior to the Effective Time, each outstanding Company Stock Option, whether vested or unvested immediately prior to the Effective Time, will be cancelled and terminated by the Company in exchange for an amount of cash, without interest, equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Spread less applicable Taxes required to be withheld with respect to such payment (the “Option Consideration”).  The “Option Spread” for a Company Stock Option will be equal to the arithmetic difference between (y) the Merger Consideration and (z) the per share exercise price of the Company Stock Option.  Any Company Stock Option for which the per share exercise price exceeds the Merger Consideration shall be cancelled as of the Effective Time without the payment of any consideration therefor.

ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01.        Forbearances of the Company.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Parent, the Company will not:

(a)           Ordinary Course.  Conduct the business of the Company other than in the ordinary and usual course or fail to use its best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing goodwill and relations with customers, suppliers, creditors, lessors, lessees, employees and business associates, take any action that would adversely affect or delay the ability of the Company, Parent or any Subsidiaries of Parent to perform any of their obligations on a timely basis under this Agreement, or take any action that could be expected to have a Material Adverse Effect on the Company.

(b)           Capital Stock.  Other than pursuant to the Rights set forth in Schedule 4.01(b) of the Disclosure Schedule and outstanding on the date hereof (i) issue, sell, pledge, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock (including restricted stock) or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of stock to become subject to grants of employee or director stock options, restricted stock, other Rights or similar stock-based employee rights.

(c)           Dividends; Etc.  (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d)           Compensation; Employment Agreements; Etc.  Enter into, renew or allow to renew automatically, make any new grants of awards under, amend or otherwise modify any employment, consulting, transition, termination, severance or similar agreements or arrangements with any director, officer, employee or consultant of the Company or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for other changes that are required by applicable law, (iii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(d) of the Disclosure Schedule or (iv) make such changes, grants or amendments as are agreed in writing by the Company and Parent in consultation with one another.

(e)           Hiring.  Hire any person as an employee of the Company or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(e) of the Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company, other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000.

(f)            Benefit Plans.  Except (i) as may be required by applicable law, (ii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(f) of the Disclosure Schedule, or (iii) as otherwise required by this Agreement, enter into, terminate, establish, adopt or amend any pension, retirement, stock option, stock purchase, restricted stock, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan, policy or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer, consultant or employee of the Company or any of its former Subsidiaries or take any action to accelerate the vesting, accrual or exercisability of stock options, restricted stock, or other equity-based awards or other compensation or benefits payable thereunder.  Without limiting the generality of the foregoing, the Company shall not amend or modify the Company Stock Option Plan or enter into, amend or modify any option agreement under the Company Stock Option Plan or take any other action which has the effect of increasing the Company’s obligations or liabilities pursuant to the Company Stock Option Plan; provided however that this will not preclude the Company Board or the compensation committee of the Company from taking action necessary under the Stock Option Plan or the agreements thereunder to cause any Company Stock Options to be treated as provided in Section 3.05.

(g)           Dispositions.  Sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any Lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations made in the ordinary and usual course of business consistent with past practice and pursuant to Section 4.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company.

(h)           Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of indebtedness previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, deposits, business or properties of any other Person (other than purchases of loans and loan participations made in the ordinary and usual course of business consistent with past practice and pursuant to Section 4.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company.

(i)            Capital Expenditures.  Except as set forth in Schedule 4.01(i) of the Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $150,000 in the aggregate.

(j)            Governing Documents.  Amend the Company Articles or Company By-Laws.

(k)           Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or any Regulatory Authority.

(l)            Contracts.  Except as set forth in Schedule 4.01(l) of the Disclosure Schedule enter into, renew or allow to renew automatically, modify, amend or terminate, or make any payment not then required under or waive, release or assign any material right or claims under, any contract or agreement that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 30 days or less notice without payment of a premium or penalty, other than loans and loan participations made in the ordinary and usual course of the banking business consistent with past practice.

(m)          Claims.  Enter into any settlement, compromise or similar agreement with respect to, or take any other significant action with respect to the conduct of, any litigation, action, suit, proceeding, order or investigation to which the Company is or becomes a party on or after the date of this Agreement, which settlement, compromise, agreement or action involves payment by the Company of an amount, individually or for all such settlements, that exceeds $50,000 and/or would impose any material restriction on the business of the Company or Parent or its Subsidiaries or create precedent for claims that are reasonably likely to be material to the Company.

(n)           Adverse Actions.  Knowingly take any action or omit to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except as may be required by applicable law or regulation.

(o)           Risk Management.  Except as required by applicable law or regulation or the FDIC or DFI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(p)           Indebtedness.  Incur or modify any indebtedness for borrowed money or other liability (other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(q)           Loans.  Make any loan, loan commitment or renewal or extension thereof to any Person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such Person and any affiliate or immediate family member of such Person, exceed $3,000,000 without submitting complete loan package information customarily submitted to the Company Board or the Company’s loan committee in connection with obtaining approval of such action to the chief credit officer of Parent for review with a right of comment at least three (3) full Business Days prior to taking such action; provided, that, if Parent objects in writing to such loan or loan commitment or renewal or extension thereof prior to the end of such second Business Day, the Company shall obtain the approval of a majority of the members of the Company Board or the loan committee, as the case may be, prior to making such loan or loan commitment or renewal or extension thereof.  For the sake of clarity, the issuance of or the commitment to issue a letter of credit by the Company on behalf of or for the benefit of a third party shall constitute a loan or loan commitment under this clause.

(r)            Investments.  (i) Other than in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person and (ii) other than purchases of (x) direct obligations of, or obligations secured by the full faith and credit of, the United States of America with a remaining maturity at the time of purchase of one year or less, (y) federal funds, or (z) certificates of deposits of any commercial bank, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company may purchase investment securities if, within five (5) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to the making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(s)           Taxes.  Settle any audit, make or change any tax election, file any amended Tax Return, take any action which is reasonably likely to have a Material Adverse Effect on the tax position of the Company or Parent after the Merger, change any of its methods of reporting income or deductions for Tax purposes or take any other action with respect to Taxes that is outside the ordinary course of business or inconsistent with past practice.

(t)            Bank Secrecy Act.  Take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering laws and regulations or the Company’s policies and procedures with respect to the foregoing.

(u)           Commitments.  Agree or commit to do any of the foregoing.

Except with respect to clauses (a), (b), (c), (g), (i), (j), (n) and (t) above (and (u), with respect to agreements or commitments relating to such clauses), if after the tenth Business Day following a request in writing by the Company that Parent consent to the taking of any prohibited action, Parent has not responded to such request, the Company may take such action, provided that the action (i) is believed in good faith by the Company to be in the best interests of the Company and necessary for preserving intact its business organizations and assets and maintaining its rights, franchises and existing goodwill and relations with customers, suppliers, employees and business associates and (ii) taking such action would not violate any other clause under this Section 4.01.

4.02.        Forbearances of Parent.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, Parent will not, and will cause each of its Subsidiaries not to:

(a)           Ordinary Course.  Take any action reasonably likely to have an adverse effect on Parent’s ability to perform any of its material obligations on a timely basis under this Agreement.

(b)           Adverse Actions.  Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

(c)           Commitments.  Agree or commit to do any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01.        Disclosure Schedules.  At least three (3) Business Days prior to the date hereof, the Company shall have delivered to Parent a schedule (the “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.02, to one or more of its covenants contained in Article IV or as required by Section 6.09; provided that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed to be an admission to any third party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

5.02.        Representations and Warranties of the Company.  Subject to Section 5.01 and except as set forth in the corresponding sections or subsections of the Disclosure Schedule, the Company hereby represents and warrants to Parent:

(a)           Organization, Standing and Authority.  The Company is a corporation duly organized and validly existing under the laws of the state of California, is a California state chartered bank and is duly licensed by the Commissioner as a commercial bank, is not a member of the Federal Reserve System and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law.  The Company is duly qualified to do business and is in good standing in the State of California and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.  The Company has made available to Parent a complete and correct copy of the Company Articles, Company By-laws or other governing documents, each as amended to date, and which are in full force and effect.

(b)           Company Capital Stock.  The authorized capital stock of the Company consists solely of 10,000,000 shares of Company Common Stock, of which 872,991 shares are issued and outstanding and, of the issued and outstanding shares of Company Common Stock, 9,250 shares are restricted stock granted under the Company’s 2004 Restricted Stock Plan for Directors.  No shares of the Company Stock are held in treasury by the Company or otherwise owned directly or indirectly by the Company.  The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).  No more than 69,900 shares of Company Common Stock are issuable upon exercise of Company Stock Options.  Schedule 5.02(b) of the Disclosure Schedule sets forth for each Company Stock Option, the name of the grantee or holder, the date of the grant, the expiration date of such Company Stock Option, the type of grant, the status of the option grant as an incentive stock option or non-qualified stock option under Section 422 of the Code, the number of shares of Company Common Stock subject to such Company Stock Option, the number and type of shares subject to such Company Stock Option that are currently exercisable and the exercise price per share.  Schedule 5.02(b) of the Disclosure Schedule sets forth for each grant of restricted stock, the name of the holder, the date of the grant, the number of shares of restricted stock granted, and the number of shares that are currently vested.  Except as set forth above, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement.  The Company is not a party to any voting agreement with respect to shares of its capital stock, equity or voting interests and, to the Knowledge of the Company, other than the Shareholder Agreements, there are no proxies, voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock, equity or voting interests in the Company.

(c)           Subsidiaries.  The Company has no Subsidiaries.  Except as set forth in Schedule 5.02(c), the Company does not own or beneficially own, directly or indirectly, any equity securities or similar interests of any Person or any interests of any Person or any interest in a partnership or joint venture of any kind.

(d)           Corporate Power.  The Company has all corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate all its properties and assets; and the Company has all corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement, other than the consummation of the Merger which is subject to receipt of the Company Shareholder Approval.

(e)           Corporate Authority.  The Company Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) determined that this Agreement, the Merger and the transactions contemplated hereby are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement, the Merger and the transactions contemplated by this Agreement, and (iii) recommended that its shareholders approve this Agreement and the principal terms of the Merger and that such matter be submitted for consideration by its shareholders at a meeting of its shareholders.  The Company has duly authorized, executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f)            Regulatory Approvals; No Violations.  (i)  No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement or to consummate the Merger and the other transactions contemplated hereby except for (A) filings of applications or notices with, and approvals or waivers by, the FDIC, the OCC, and the DFI (B) the filing of the Proxy Statement with, and the approval of the Proxy Statement by, the DFI, (C) Company Shareholder Approval and (D) the filing of the executed Agreement of Merger with the California Secretary of State pursuant to the CCC.  As of the date hereof, the Company is not aware of any reason why the approvals set forth in this Section 5.02(f) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)           Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods and, except as set forth on Schedule 5.02(k)(iii) of the Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (A) constitute or result in a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, contract, agreement, indenture, arrangement or instrument or other obligation the Company or to which the Company or any of its properties are subject or bound, (B) constitute or result in a breach or violation of, or a default under, the articles of incorporation or by-laws (or similar governing documents) of the Company or (C) require any consent or approval under any such law, rule or regulation or any judgment, decree, order, governmental permit or license, contract, agreement, indenture, arrangement or instrument or other obligation the Company or to which the Company or any of their respective properties are subject or bound.

(iii)          The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of capital stock of the Company necessary to adopt and approve this Agreement, approve the principal terms of the Merger and approve the transactions contemplated hereby (the “Company Shareholder Approval”).

(g)           Financial Reports; Material Adverse Effect.  (i)  The balance sheet of the Company as of December 31, 2004 and the related statements of income, cash flows and changes in shareholders’ equity position for the three years ended December 31, 2004, which was audited by KPMG LLP, and the unaudited balance sheet of the Company as of June 30, 2005 and the related statements of income, cash flows and changes in shareholders’ equity position for the six months ended June 30, 2005 (such balance sheets and the related statements of income, cash flows and changes in shareholders’ equity (including any related notes and schedules thereto) are collectively referred to herein as the “Company Financial Statements”) fairly present (subject, in the case of unaudited statements, to recurring period-end audit adjustments, normal in nature and amount, none of which, individually or in the aggregate, are expected to be material to the Company) the financial position, the results of operations, cash flows and changes in shareholders’ equity of the Company for the respective fiscal periods or as of the respective dates therein set forth, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.  The books and records underlying the Company Financial Statements have been, and are being, maintained in accordance with GAAP or, to the extent inconsistent with GAAP, in accordance with any other applicable legal and accounting requirements.  The Company is not a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(ii)           The Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with (A) the DFI, (B) the FDIC and (C) any other Regulatory Authority (collectively, the “Regulatory Filings”), and all other reports, registrations and statements required to be filed by them since December 31, 2002, including, without limitation, any report, registration or statement required to be filed pursuant to the laws of the United States or the State of California and the rules and regulations of the FDIC, DFI or any other Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith.  As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Agency with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(iii)          Since December 31, 2004, the Company has not incurred any obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those related to environmental and occupational safety and health matters) other than in the ordinary course of business consistent with past practice.

(iv)          Since December 31, 2004, (A) the Company has conducted its business only in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement, the execution of this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.02 or otherwise), has had or could be reasonably likely to have a Material Adverse Effect with respect to the Company.

(v)           Except as set forth in Schedule 5.02(g)(v) of the Disclosure Schedule, since December 31, 2004, there has not been (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company, (C) any change by the Company in accounting principles, practices, procedures or methods or (D) any increase in the compensation payable or that could become payable by the Company to directors, officers or employees or any amendment of any Benefit Plans other than increases or amendments in the ordinary and usual course of business consistent with past practice.

(vi)          No securities of the Company are registered under the Exchange Act, and the Company is not required to register any such securities.

(vii)         The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with the management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Neither the Company nor, to the Company’s Knowledge, the Company’s independent auditors or any Employee of the Company has identified or been made aware of (A) any fraud, whether or not material, that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal controls utilized by the Company or (B) any claim or allegation regarding any of the foregoing.

(h)           Litigation.  Except as set forth in Schedule 5.02(h) of the Disclosure Schedule, no litigation, claim, action, suit, hearing, investigation, arbitration or other proceeding before any court or Governmental Authority or arbitrator is pending against the Company and, to the Company’s Knowledge, no such litigation, claim, action, suit, hearing, investigation, arbitration or other proceeding has been threatened and, to the Company’s Knowledge, there are no facts or circumstances which could reasonably give rise to such litigation, claim or other proceeding.

(i)            Regulatory Matters.  (i)  Except as set forth in Schedule 5.02(i) of the Disclosure Schedule, the Company is not a party to, nor is subject to, any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it (collectively, the “Regulatory Authorities”).  The Company has paid all assessments made or imposed by any Regulatory Authority.

(ii)           The Company has not been advised by, and does not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j)            Compliance With Laws.  The Company:

(i)            is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, and all other fair lending laws and other laws relating to discriminatory business practices;

(ii)           has adopted such procedures and policies as are, in the reasonable judgment of Company management, necessary or appropriate to comply with Title III of the USA Patriot Act and, to the Knowledge of the Company, is in such compliance;

(iii)          has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own, lease or operate its assets and properties and to conduct its businesses as presently conducted; all such permits, licenses, certificates of authority, orders, authorizations and approvals are in full force and effect and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened; and

(iv)          no investigation or review by any Governmental Authority with respect to the Company is pending or, to the Knowledge of the Company, threatened, nor has the Company received any, since December 31, 2002, notification or communication from any Governmental Authority (A) asserting that the Company is not in compliance, in any material respect, with any of the laws, statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s Knowledge, do any grounds for any of the foregoing exist).

(k)           Material Contracts; Defaults.  Except as set forth on Schedule 5.02(k) of the Disclosure Schedule, the Company is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K with respect to the Company or (ii) that restricts the conduct of business by the Company.  The Company is not in default under any contract, agreement, indenture, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.  No power of attorney or similar authorization given directly or indirectly by the Company is currently outstanding.  Schedule 5.02(k)(iii) of the Disclosure Schedule sets forth a true and complete list of all third party consents, waivers or notices that may be required to be obtained or given so as not to be in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which the Company is a party as a result of the transactions contemplated hereby.

(l)            No Brokers.  Neither the Company nor any of its officers, directors, employees or agents has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement.

(m)          Employee Benefit Plans.  (i)  All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company (the “Employees”) and current or former directors of the Company including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, vacation, fringe benefits, disability and change in control plans, contracts or arrangements (the “Benefit Plans”), are set forth in Schedule 5.02(m)(i) to the Disclosure Schedule.  True and complete copies of all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto have been provided to Parent.

(ii)           All Benefit Plans, to the extent subject to ERISA and the Code, are in substantial compliance with ERISA and the Code.  Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, or the Company is entitled to rely on an Internal Revenue Service opinion letter issued with respect to a prototype or volume submitter document used for such Pension Plan, covering all tax law changes other than those for which a remedial amendment period has not yet expired, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code.  There is no pending or threatened litigation, audits or investigations relating to the Benefit Plans.  The Company has not engaged in a transaction with respect to any Benefit Plan or Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iii)          No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Company, or any of its ERISA Affiliates.  The Company and its ERISA Affiliates have not incurred, nor do they expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).  No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12 month period ending on the date hereof.

(iv)          All contributions required to be made under the terms of any Benefit Plan have been timely made and all obligations in respect of each Benefit Plan either have been paid or have been properly accrued and reflected in the Company’s audited financial statements.  Neither any Pension Plan nor any single-employer plan of an ERISA

Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver.  The Company has not provided, nor is it required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v)           Under each Pension Plan that is a single-employer plan and each single employer plan of an ERISA Affiliate, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

(vi)          Except as may be required by Sections 601 through 609 of ERISA, Section 4980B of the Code or any applicable state healthcare continuation law, the Company has no obligations for retiree health and life benefits under any Benefit Plan.  Except as set forth on Schedule 5.02(m)(vi) to the Disclosure Schedule, the Company may amend or terminate any such Benefit Plan at any time without incurring any material liability thereunder.

(vii)         Except as set forth in Schedule 5.02(m)(vii) to the Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of the Company to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.  All severance or change of control agreements provide that the employee execute a general release and waiver in favor of the Company and its successors and assigns and provide a waiting period prior to receipt of any payments pursuant to such agreement.

(n)           Labor Matters.  The Company is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or, to the Company’s knowledge, threatened, nor has there been at any time during the past five years, any labor strike, dispute, walk-out, work stoppage, slow down or lockout involving the Company.  The Company is not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o)           Environmental Matters.  (i)  Except as set forth on Schedule 5.02(o) of the Disclosure Schedule, the Company has complied at all times for which the applicable statute of limitations has not expired with applicable Environmental Laws; (ii) no real property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company at any time, or, to the Company’s Knowledge, any property in which the Company holds or has held a Lien or security interest (including any property in which the Company holds or has held a fiduciary or management role, a “Company Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance, except in compliance with Environmental Laws; (iii) the Company could not be deemed the owner or operator of any Company Loan Property under any Environmental Law that has been contaminated with, or has had any release of, any Hazardous Substance; (iv) the Company is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) the Company has not received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) the Company is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law or relating to any Hazardous Substance; (vii) there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving the Company, any currently or formerly owned or operated property, or, to the Company’s Knowledge, any Company Loan Property, that could reasonably be expected to result in any claims, liability or investigations against the Company, result in any restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Company Loan Property; and (viii) the Company has delivered to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company and any currently or formerly owned or operated property or any Company Loan Property.

As used herein, the term “Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to:  (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance; and the term “Hazardous Substance” means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

(p)           Tax Matters.  (i)(A)  All Tax Returns that are required to be filed on or before the Effective Date (taking into account any extensions of time within which to file which have not expired) by or with respect to the Company, have been or will be duly and timely filed, (B) all such Tax Returns are or will be true and complete in all material respects, (C) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been or will be timely paid in full, (D) no claim has ever been made by a tax authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, (E) no deficiencies for Taxes have been claimed, proposed or assessed by any taxing authority against the Company, (F) there are no pending or, to the knowledge of the Company, threatened audits, assessments or other actions for or relating to any Tax liability, and there are no matters under discussion with any taxing authority, or known to the Company, that are likely to result in an additional Tax liability for Company and (G) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company.

(ii)           The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company for each of its open tax years ended on or before December 31, 2004.

(iii)          The unpaid Taxes of the Company (i) did not, as of the date of the most recent audited financial statements of Company, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements, and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.  Since the date of its most recent audited financial statements, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(iv)          The Company is not a party to any Tax allocation or sharing agreement, is not and has never been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group the common parent of which is or was the Company) or otherwise has any liability for the Taxes of any other Person.

(v)           No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company.

(vi)          (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transaction contemplated by this Agreement and (B) all Taxes that the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

(vii)         The Company (A) has properly reported to the IRS any “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4, (B) as of the date of this

Agreement, has not entered into any “reportable transactions” that is not yet required to be reported to the IRS, and (C) as of the Effective Time, will not have entered into any “listed transactions” within the meaning of Treas. Reg. § 1.6011-4(b)(2) that have not already been reported to the IRS as of the date of this Agreement.

(viii)        The Company has not been a United State real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q)           Risk Management Instruments.  The Company is not a party nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) and the Company does not own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are reasonably likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(r)            Books and Records.  The minute books and records of the Company are complete and correct in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(s)           Insurance.  Schedule 5.02(s) to the Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders, or bonds maintained by the Company (“Insurance Policies”).  The Company is insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably have determined to be prudent in accordance with industry practices.  All the Insurance Policies are in full force and effect; the Company is not in material default thereunder; the Company has reported all outstanding matters required to be reported under the Insurance Policies; and all outstanding claims thereunder have been filed in due and timely fashion.

(t)            Allowance For Loan Losses.  The Company’s Allowance for Loan Losses (“ALL”) is, and shall be as of the Effective Date, in compliance with the Company’s existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(u)           Trust Business.  The Company is not licensed to engage in the trust business and does not serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts; it being understood that the Company accepting deposits in individual retirements accounts in the normal course of business is not a violation of this representation and warranty.

(v)           Transactions With Affiliates.  The Company has no transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

(w)          Real Property.  (i) Schedule 5.02(w) to the Disclosure Schedule contains a complete and correct list of (A) all real property or premises owned on the date hereof, in whole or in part by the Company and all real property that the Company is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, and all indebtedness secured by any encumbrance thereon, and (B) all real property or premises leased or subleased in whole or in part by the Company and together with a list of all applicable leases and the name of the lessor.  None of such premises or properties have been condemned or otherwise taken by any public authority and, to the Knowledge of the Company, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or law which might affect its use or value for the purposes now made of it.  None of the premises or properties of the Company is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in any material respect with the current use of such property by the Company.

(ii)           Each of the leases referred to in the Disclosure Schedule is valid and existing and in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company the foregoing representation is based on the Knowledge of the Company.

(x)            Title.  The Company has good title to its properties and assets (other than (i) property as to which it is lessee and (ii) real estate owned as a result of foreclosure, transfer in lieu of foreclosure or other transfer in satisfaction of a debtor’s obligation previously contracted) except (1) statutory liens not yet delinquent which are being contested in good faith by appropriate proceedings, and liens for taxes not yet due, (2) pledges of assets in the ordinary course of business to secure public deposits, (3) for those assets and properties disposed of for fair value in the ordinary course of business since December 31, 2004, (4) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, and (5) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ and other similar liens arising in the ordinary course of business.  The Company owns or leases under valid leases all real estate and tangible personal property necessary for the conduct of the Company’s business.  All of the real estate and the tangible personal property of the Company are in good condition and repair, except for ordinary wear and tear.

(y)           Intellectual Property.

(i)            The Company owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials that are used in the business of the Company as currently conducted, except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(ii)           Except as is not reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement: (A) the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software (collectively, “Third-Party Intellectual Property Rights”); (B) no claims with respect to (I) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor, trade secrets or computer software owned by the Company (collectively, the “Company Intellectual Property Rights”); or (II) Third-Party Intellectual Property Rights are currently pending or, to the knowledge of the Company, are threatened by any Person; and (C) the Company does not know of any valid grounds for any bona fide claims (I) against the use by the Company of any Company Intellectual Property Rights or Third-Party Intellectual Property Rights used in the business of the Company as currently conducted or as proposed to be conducted; (II) challenging the ownership, validity or enforceability of any Company Intellectual Property Rights; or (III) challenging the Company’s license or legally enforceable right to use any Third-Party Intellectual Rights.

(z)            Shareholder Agreements; Non-Solicitation Agreements.

(i)            The aggregate percentage of Company Common Stock beneficially owned by all of the Shareholders is in excess of a majority of all issued and outstanding Company Common Stock (on a fully diluted basis).  Each of the Shareholders (other than the Shareholders marked with an asterisk on Exhibit D) have, simultaneously with the execution and delivery of this Agreement, executed and delivered to Parent a Shareholder Agreement, substantially in the form of Exhibit A hereto.

(ii)           Each of the Directors and Executives (other than the Directors and the Executive marked with an asterisk on Exhibit D) have, simultaneously with the execution and delivery of this Agreement, executed and delivered to Parent a Non-Solicitation Agreement.

5.03.        Representations and Warranties of Parent.  Parent hereby represents and warrants to the Company as follows:

(a)           Organization, Standing and Authority.  Parent is duly organized, validly existing and in good standing under the laws of the State of California.  Parent is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing is not reasonably likely to have a Material Adverse Effect on Parent.  Parent has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

(b)           Corporate Power.  Parent has all requisite power and authority to carry on its business as it is now being conducted and to own all its properties and assets; Parent has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby; and Parent has the corporate power and authority to execute, deliver and perform its obligations to consummate the transactions contemplated thereby.

(c)           Corporate Authority.  This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent and the Parent Board.  Parent has duly authorized, executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement is a valid and legally binding obligation of Parent, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(d)           Merger Subsidiary.  (i)  When organized, the Merger Subsidiary will be a corporation duly organized, validly existing and in good standing under the laws of the State of California.  The Merger Subsidiary will have all requisite power and authority and will have in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry out its obligations under the Agreement of Merger.

(ii)           When organized, the Merger Subsidiary will take all corporate action necessary to authorize the execution, delivery and performance of the Agreement of Merger.  At or prior to the Closing, the Agreement of Merger will be duly executed by the Merger Subsidiary.  Assuming due authorization, execution and delivery of the Agreement of Merger by the Company, the Agreement of Merger will constitute the valid and binding obligation of the Merger Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(e)           Regulatory Approvals; No Violations.  (i)  No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution, delivery or performance by Parent or the Merger Subsidiary of this Agreement or to consummate the Merger except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board, the FDIC, the OCC and the DFI, as may be required, (B) the approval of the principal terms of the Merger by the sole shareholder of the Merger Subsidiary and (C) the filing of the Agreement of Merger with the California Secretary of State pursuant to the CCC.  As of the date hereof, Parent does not have Knowledge of any reason why the approvals set forth in this Section 5.03(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)           Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Parent or the Merger Subsidiary and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any material law, rule or regulation or any judgment, decree, order, governmental permit or license, or Agreement, indenture or instrument of Parent or of any of its Subsidiaries or to which Parent or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or by-laws (or similar governing documents) of Parent or Merger Subsidiary or (C) require any consent or approval under any material law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(iii)          The Pro Forma Regulatory Capital Schedule in the Applications for the Merger filed by the Parent with the FDIC and the OCC will show that Pacific Western Bank will remain “well-capitalized” (as such term is defined in the applicable capital adequacy regulations and guidelines of the OCC) immediately following the Merger.  Parent on a consolidated basis will remain “well-capitalized” (as such term is defined in the applicable capital adequacy regulations and guidelines of the Federal Reserve Board) immediately following the Merger.

(f)            Available Funds.  Parent has or will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger.

(g)           No Brokers.  Except for a fee to be paid to Castle Creek Capital LLC, no action has been taken by Parent or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(h)           Litigation.  No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that questions the validity of this Agreement, the Agreement of Merger or the Merger or seeks to enjoin or otherwise restrain the transactions contemplated hereby.

ARTICLE VI

COVENANTS

6.01.        Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees, and Parent agrees to cause Merger Subsidiary, to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

6.02.        Shareholder Approval.  (a)  The Company agrees to take, in accordance with applicable law and the Company Articles and Company By-Laws, all action necessary to convene a special meeting of its shareholders (“Company Meeting”) to consider and vote upon the approval of this Agreement and the Merger and any other matters required to be approved by the Company’s shareholders for consummation of the Merger.  Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company shareholders.  The Company Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders; provided that nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, amending or modifying its recommendation if the Company Board determines, after consulting with outside legal counsel, that such action is required in order for the directors to comply with their fiduciary duties to the Company’s shareholders under applicable law.

(b)           The Company shall, at its own expense, promptly prepare and file with the DFI a proxy statement (the “Proxy Statement”) in connection with this Agreement and the Merger.  The Company shall use its reasonable best efforts to have the Proxy Statement approved by the DFI as promptly as practicable after such filing, and thereafter to mail promptly the Proxy Statement at its own expense; provided, that except with respect to the content of any disclosure therein concerning an Acquisition Proposal, the Company shall provide Parent with an opportunity to review and comment on the Proxy Statement, including responding to any comments by the DFI, and the Proxy Statement shall be approved in writing by Parent prior to being mailed to the Company’s shareholders, provided that such consent shall not be unreasonably withheld or delayed.

(c)           The Company agrees that neither the Proxy Statement nor any amendments or supplements thereto, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading except that no representation is made by the Company with respect to information supplied by Parent for inclusion in the Proxy Statement or any amendments or supplements thereto.  Each of the Company and Parent further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(d)           The Company shall cause the Proxy Statement to comply as to form and content in all material respects with all applicable provisions of the CCC and any requirements of the Commissioner.

(e)           Parent, shall promptly, but in no event later than two (2) Business Days after receipt of a written request by the Company, furnish to the Company all information, data and documents concerning Parent required for inclusion in the Proxy Statement or any amendments or supplements thereto.  Parent represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

6.03.        Press Releases.  The Company and Parent shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq.  The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

6.04.        Access; Information.  (a)  The Company agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Parent and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, shareholder records, Tax Returns and work papers of independent auditors), contracts, properties and personnel and to such other information as may reasonably request and, during such period, it shall, as promptly as is reasonably practicable, furnish to Parent all information concerning its business, properties and personnel as it may reasonably request.

(b)           The Company shall not be required to provide access to, or disclose, information where such access or disclosure would jeopardize any attorney-client privilege or contravene, any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The Company will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(c)           The Company agrees that, subject to applicable laws, it shall cooperate in good faith with Parent on mutually agreed operating issues which the parties agree have priority.

(d)           No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

(e)           The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement dated July 6, 2005 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold any “Confidential Information” (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

6.05.        Acquisition Proposals.  The Company agrees that it shall not, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the assets of the Company or more than 10% of the outstanding equity securities of, the Company (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”).  The Company further agrees that it shall not, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with its disclosure obligations under federal or state law; (B) at any time prior to the earlier of (x) forty-five (45) days after the date hereof, (y) the Company Meeting or (z) the date the Company Shareholder Approval is obtained (the “Section 6.05 Date”), providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement no less restrictive to such third party than the Confidentiality Agreement is with respect to Parent; (C) at any time prior to the Section 6.05 Date, engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (D) at any time prior to the Section 6.05 Date, recommending any definitive agreement resulting from such an unsolicited bona fide written Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (B), (C) or (D) above, the Company has not breached its obligations under Section 6.05 and the Company Board reasonably determines (after consultation with outside legal counsel) that the failure to take such action would breach, or would reasonably be expected to breach, the Company Board’s fiduciary duties under applicable law, (ii) in each such case referred to in clause (B), (C) or (D), such Acquisition Proposal includes sufficient information for the Company Board to reasonably conclude that (x) it is a Superior Proposal (as defined below), (y) the Person making the Acquisition Proposal has the financial and other resources and has the legal and regulatory ability to complete the proposed transaction, and (z) the Acquisition Proposal will not be subject to any material contingency other than those contained in this Agreement, (iii) in each such case referred to in clause (C) or (D) above, the Company Board reasonably determines (after consultation with its advisors) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction in which the Company’s shareholders would receive greater consideration per share than the Merger (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Superior Proposal”), and (iv) in such case as referred to in clause (D) above, the Company provides Parent the opportunity to propose modifications to this Agreement in response to such Superior Proposal, negotiates in good faith with respect thereto with Parent for five (5) Business Days and the Company Board determines (after consultation with its advisor and taking into account any proposed modifications to this Agreement) that the Acquisition Proposal remains a Superior Proposal.  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals.  The Company agrees that it will take the necessary steps to promptly inform the individuals referred to in the first sentence hereof of the obligations undertaken in this Section 6.05 and that it will use its reasonable best efforts to prevent any action by the directors or officers of the Company that are inconsistent with, or in violation of, the provisions of this Section 6.05.  The Company agrees that it will notify Parent promptly, but in no event later than the second (2nd) succeeding Business Day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a regular basis, of changes in the status and terms of any such proposals or offers and the status of any such discussions or negotiations.  The Company shall provide Parent with at least 48 hour notice, or such lesser notice as provided to the Company Board, prior to any meeting of the Company Board in which the taking of any action referred to in this Section 6.05 may be considered or in which any Acquisition Proposal or Superior Proposal may be considered.

6.06.        Certain Policies.  Prior to the Effective Date, the Company shall, consistent with GAAP and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation, real estate valuation, Bank Secrecy Act and anti-money laundering policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent, including cooperating with Parent and its officers and consultants with respect to such modification or changes; provided, however, that no such action shall in itself be a breach under Section 8.01(b) of this Agreement unless the policies and procedures would otherwise breach a representation or warranty prior to the modification.  The modification or change of any such policy or practice shall not be deemed to imply an violation of any applicable law and shall not be construed as a concurrence of the Company or its management with any such change or modification.

6.07.        Regulatory Applications.  (a)  Each of Parent and the Company shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement; and any initial filings with Governmental Authorities shall be made by Parent as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than thirty (30) days after the date hereof.  Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable.  Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)           Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

6.08.        Indemnification.  (a)  Following the Effective Time until the third (3rd) anniversary of the Effective Time, Parent shall indemnify, defend and hold harmless each present and former director and officer of the Company (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement, or any related agreement, but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the fullest extent that the Company is permitted to indemnify (and advance expenses to) its directors or officers under the CCC, the Company Articles and the Company By-Laws as in effect on the date hereof (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided, the Person to whom expenses are advanced agrees to the indemnification terms hereunder and provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); provided that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the CCC, the Company Articles and the Company By-Laws shall be made by independent counsel selected by Parent and reasonably acceptable to the Indemnified Party.

(b)           For a period of three (3) years from the Effective Time, Parent shall use its commercially reasonable efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall Parent be required to expend on an annual basis more than 100% of the current amount expended on an annual basis by the Company (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.08(b), Parent shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent’s insurance carrier for the purpose of obtaining such insurance.

(c)           Any Indemnified Party wishing to claim indemnification under Section 6.08(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Parent thereof; provided that the failure to so notify shall not affect the obligations of Parent under Section 6.08(a) unless and to the extent that Parent is actually prejudiced, in any material respect, as a result of such failure.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Bank shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent.  Parent shall not have any obligation under Section 6.08(a) to any Indemnified Party if and when a court of competent jurisdiction or arbitral tribunal shall ultimately determine that the Indemnified Party is not entitled to indemnification or the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law, in which case the Indemnified Party shall promptly repay any amounts previously reimbursed, paid or advanced by Parent.

(d)           If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.08.

(e)           The provisions of this Section 6.08 are intended to be for the benefit of, and shall be enforceable by each of, the officers and directors of the Company and their respective heirs and personal representatives.

6.09.        Benefit Plans.  (a)  As of the Effective Time, Parent shall provide former employees of the Company who remain as employees of Parent or any of its Subsidiaries with employee benefit plans substantially comparable in the aggregate to those provided to similarly situated employees of Parent or its Subsidiaries, as the case may be.  Parent shall cause each employee benefit plan, program, policy or arrangement of Parent in which employees of the Company are eligible to participate to take into account for purposes of eligibility and vesting (but not for purposes of benefit accrual) thereunder the service of such employees with the Company to the same extent as such service was credited by the Company’s applicable employee benefit plan program policy or arrangement.  Nothing herein shall limit the ability of Parent to amend or terminate any of the Benefit Plans in accordance with their terms at any time.

(b)           If employees of the Company become eligible to participate in a medical, dental or health plan of Parent, Parent shall use commercially reasonable efforts to cause, to the extent practicable, each such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, health or dental plans of the Company, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous plan of the Company prior to the Effective Time.

(c)           Parent shall honor, and shall continue to be obligated to perform, in accordance with their terms, all employment or severance agreements between the Company and a Company employee that are identified in Schedule 6.09 of the Disclosure Schedule hereto.

6.10.        Non-Solicitation Agreements.  The Company shall use its best efforts to cause the Directors and Executive marked with an asterisk on Schedule D to execute and deliver to Parent a Non-Solicitation Agreement promptly after the date hereof.

6.11.        Notification of Certain Matters.  Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.12.        FIRPTA Certificate.  The Company shall have delivered to Parent a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury regulation Section 1.897-2(h)(2) and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing.

6.13.        Human Resources Issues.  The Company agrees to cooperate with Parent with respect to any formal meetings or interviews with one or more employees called or arranged by the Company and held for the purpose of discussing the transactions contemplated by this

Agreement or their effect on such employees, with Parent given the opportunity to participate in such meetings or interviews, it being understood that this section is not intended to apply to casual conversations about the transaction or informal meetings initiated by employees, or to prohibit discussion in general, but rather to allow Parent a role in the formal presentation of the transaction to employees, and an opportunity to participate in the significant, formal meetings at which the transaction is explained and discussed.  The Company agrees to work in good faith with Parent to facilitate the timely and accurate dissemination of information to employees regarding matters related to the transactions contemplated by this Agreement in such a manner as to cause minimal disruption of the business of the Company and its relationships with its employees and to facilitate the transaction of such relationships to Parent or its Subsidiaries, as the case may be.

6.14.        Assistance with Third-Party Agreements.  (a)  The Company shall cooperate with and use all commercially reasonable efforts to assist Parent in (i) gaining access to and obtaining any required consents from all of its third-party vendors, landlords of all of the Company’s leased properties and other parties to material agreements, promptly after the date of this Agreement, and (ii) obtaining the cooperation of such third parties in a smooth transition in accordance with Parent’s timetable at or after the Effective Time.  The Company shall cooperate with Parent in minimizing the extent to which any contracts will continue in effect following the Effective Time, in addition to complying with the prohibition of Section 4.01(l) hereof.

(b)           Without limiting Section 6.14(a), the Company shall use all commercially reasonable efforts to provide data processing and other processing support or outside contractors to assist Parent in performing all tasks reasonably required to result in a successful conversion of their data and other files and records to Parent’s production environment, when requested by Parent and sufficient to ensure that a successful conversion can occur at such time as Parent requests on or after the Effective Time.  Among other things, the Company shall:

(i)            cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii)           use their commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its needs until the conversion can be established;

(iii)          provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv)          provide reasonable access to personnel at corporate headquarters, data and other processing centers, all branches and, with the consent of outside contractors, at outside contractors, to enable the conversion effort to be completed on schedule; and

(v)           to the extent reasonably practicable, give notice of termination, conditioned upon the completion of the transactions contemplated hereby, of the contracts of outside data and other processing contractors or other third-party vendors when directed to do so by Parent.

(c)           Parent agrees that all actions taken pursuant to this Section 6.14 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company.

6.15.        Shareholder Agreements.  The Company shall use its best efforts to cause the Shareholders marked with an asterisk on Schedule D to execute and deliver to Parent, promptly after the date hereof, a Shareholder Agreement substantially in the form of Exhibit A hereto.

6.16.        Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the proper officers and directors of each party to this Agreement shall take all necessary or appropriate action.

6.17.        Pre-Closing Adjustments.  At or before the Effective Time, the Company shall make such accounting entries or adjustments, including additions to their ALL and charge-offs of loans, as Parent shall direct as a result of its on-going review of the Company (including its review of the information provided to it pursuant to Sections 6.04 and 6.11) or in order to implement its plans following the closing of the transactions constituting the Merger, (the “Closing”) or to reflect expenses and costs related to the Merger; provided, however, that unless the adjustment would otherwise be required by applicable law, rule or regulation, or by regulatory accounting principles and GAAP applied on a basis consistent with the financial statements of the Company, (a) the Company shall not be required to take such actions more than one (1) day prior to the Effective Time or prior to the time Parent agrees in writing that all of the conditions to its obligation to close as set forth in Section 7.03 have been satisfied or waived and each of the approvals in Section 7.01(b) have been received, and (b) no such adjustment shall (i) require any filing with any Governmental Authority, (ii) violate any law, rule or regulation applicable to the Company, Parent or the Merger Subsidiary, (iii) otherwise materially disadvantage the Company if the Merger was not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.  The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished Company Financial Statements or information and shall not be construed as a concurrence of the Company or its management with any such adjustments.

6.18.        Company Stock Options.  Prior to the Effective Time, the Company shall use its best efforts to take such actions as may be necessary such that immediately prior to the Effective Time each unexercised Company Stock Option which would otherwise remain outstanding immediately after the Effective Time, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash, without interest, from the Company equal to the Option Consideration as set forth in Section 3.05.  In addition, if so requested by Parent, at least twenty (20) Business

Days prior to the Effective Time and prior to any such payment, the Company shall use its best efforts to obtain a written acknowledgement and waiver (in form and substance reasonably satisfactory to Parent) from each holder of a Company Stock Option or share of restricted stock (i) confirming the number of Company Stock Options and shares of restricted stock held, (ii) confirming that the treatment of such Company Stock Options and restricted stock pursuant to this Agreement and the Option Consideration or Merger Consideration to be paid is correct, (iii)  authorizing the withholding of all applicable taxes, and (iv) containing such other matters as reasonably determined by Parent (an “Acknowledgment and Waiver”) and shall provide a copy of each such Acknowledgement and Waiver to Parent at least five (5) Business Days prior to the Effective Time.  The Company shall use its best efforts to take all necessary action to ensure that, immediately prior to the Effective Time, each option to purchase a share of Company Common Stock whether or not then exercisable shall terminate and be of no further effect and any rights thereunder to purchase shares of Company Common Stock shall also terminate and be of no further force or effect.

6.19.        401(k) Plan Termination.  Effective as of no later than the day immediately preceding the Effective Date, the Company shall terminate the Cedars Bank Savings & Retirement Plan (the “401(k) Plan”) unless Parent provides written notice to the Company that the 401(k) Plan shall not be terminated.  Unless Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Effective Date) pursuant to resolutions of the Company Board.  The form and substance of such resolutions shall be subject to the review and reasonable and timely approval of Parent.  The Company also shall take such other actions in furtherance of terminating the 401(k) Plan as Parent may reasonably require.

6.20.        BOLI Termination.  Effective as of no later than the day immediately preceding the Effective Date, the Company shall terminate the Bank-Owned Life Insurance Policies from Pacific Life Insurance Company and Sun Life Assurance Company of Canada and the Cedars Survivor Benefit Plan (collectively, the “BOLI”) unless Parent provides written notice to the Company that the BOLI shall not be terminated.  Unless Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the BOLI has been terminated (effective as of no later than the day immediately preceding the Effective Date).  Any actions taken with respect to the termination of the BOLI shall be subject to the review and reasonable and timely approval of Parent.

6.21.        Investments.  In consultation with Parent, the Company shall take such actions as may be necessary to liquidate immediately prior to the Effective Date, subject to the satisfaction or waiver of all conditions set forth in Article VII of this Agreement (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, including Section 7.03(c)), that portion of its investment securities, real estate, tax credit investments and OREO identified by Parent on terms reasonably satisfactory to Parent.

6.22.        Audit.  At the request of Parent, the Company shall cause KPMG LLP to audit its financial statements as of and for the nine-month period ended September 30, 2005 and issue their unqualified opinion prior to December 16, 2005.  Such audit shall not identify any significant deficiencies or material weaknesses in internal controls.  If this Agreement is terminated pursuant to Section 8.01, Parent shall reimburse the Company for a portion of such audit equal to the following amount:  fifty percent (50%) of the difference between (x) total cost billed by KPMG LLP for the September 30, 2005 audit and the December 31, 2005 audit minus (y) the cost of the December 31, 2005 audit pursuant to the KPMG LLP engagement letter.

6.23.        Merger Subsidiary.  Parent will incorporate, or will cause the incorporation of, the Merger Subsidiary under the laws of the State of California.  Parent will cause the Merger Subsidiary to duly adopt and approve and execute and deliver the Agreement of Merger and to consummate the transactions contemplated thereby.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.01.        Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or written waiver by the parties hereto prior to the Effective Time of each of the following conditions:

(a)           Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)           Regulatory Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Parent Board reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(c)           No Injunction; No Litigation.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement, and no litigation or proceeding shall be pending against Parent or Company brought by any Governmental Authority seeking to prevent consummation of the transactions contemplated hereby.

7.02.        Conditions to Obligation of the Company.  The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).  For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on Parent.  The Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to the foregoing effect.

(b)           Performance of Obligations of Parent.  Parent and Merger Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to the foregoing effect.

7.03.        Conditions to Obligation of Parent.  The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).  For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on the Company.  Parent shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the foregoing effect.

(b)           Disclosure Schedule.  The Disclosure Schedule shall be updated and made current as of the day prior to the Effective Time and a draft of the updated Disclosure Schedule shall have been delivered to Parent no later than 72 hours prior to the Effective Time; such update of the Disclosure Schedule shall not in any way affect the representations and warranties set forth in Section 5.02 and shall not be considered to modify the representations and warranties for purposes of the determination of whether the representations and warranties of the Company set forth in this Agreement are true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date in accordance with Section 7.03(a).

(c)           Performance of Obligations of Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the foregoing effect.

(d)           Shareholders’ Equity and Reserves.  As of the last business day of the month immediately preceding the month of the Effective Date (the “Shareholders’ Equity Measuring Date”), (i) the Adjusted Shareholders’ Equity of the Company shall not be less than $45,900,000 on the Shareholders’ Equity Measuring Date and (ii) the Company’s ALL shall not be less than $3,800,000, in each case as determined in accordance with GAAP.  For purposes of this Section 7.03(e), “Adjusted Shareholders’ Equity” means the equity of the Company as set forth on the Closing Financial Statements (as defined in Section 7.03(e) below) (provided that unrealized gains or losses in the Company’s securities portfolio due to mark-to-market adjustments as of the Shareholders’ Equity Measuring Date shall not affect Adjusted Shareholders’ Equity) plus the sum of (v) all amounts paid or accrued in connection with any actions taken pursuant to Section 6.17 to the extent that such actions were not necessary to bring the Company into conformity with GAAP or any rule or regulation of any Regulatory Authority, (w) all expenses of all attorneys, accountants, investment bankers and other advisers and agents for the Company for services rendered solely in connection with the transaction contemplated by this Agreement, including actions taken pursuant to Sections 6.21 and 6.22, (x) all amounts paid or accrued relating to severance, retention or change of control costs, (y) any costs associated with the termination of the 401(k) Plan and the BOLI, and (z) the aggregate amount paid by the Company, if any, in order to satisfy its obligation to cancel the Company Stock Options pursuant to Section 6.18.

(e)           Closing Financial Statements.  At least five Business Days prior to the Effective Time, the Company shall provide Parent with the Company’s financial statements presenting the financial condition of the Company as of the close of business on the last day of the last month ended prior to the Effective Time and the Company’s results of operations for the period from January 1, 2005 through the close of business on the last day of the last month ended prior to the Effective Time (the “Closing Financial Statements”); provided, however, that if the Effective Time occurs on or before the sixth (6th) Business Day of the month, the Company shall have provided consolidated financial statements as of and through the second (2nd) month preceding the Effective Time.  Such financial statements shall have been prepared in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments.  Such financial statements shall be accompanied by a certificate of the Company’s chief financial officer, dated as of a date no earlier than two (2) Business Days prior to the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Company in all material respects.

(f)            Non-Solicitation Agreements.  Parent shall have received a Non-Solicitation Agreement executed and delivered by each of the Executives and Directors, each of which shall remain in full force and effect.

(g)           Consents.  The Company shall have obtained each of the material consents listed in Schedule 5.02 of the Disclosure Schedule and any material consents of the type required to be identified in Schedule 5.02 of the Disclosure Schedule but were not so identified as of the date of this Agreement.  A copy of each such consent shall have been delivered to Parent.

(h)           Transaction Expenses.  The Company shall exercise its commercially reasonable efforts to ensure that at least two (2) Business Days prior to the Effective Time, all attorneys, accountants, investment bankers and other advisors and agents for the Company shall have submitted to the Company estimates of their fees and expenses for all services rendered or to be rendered in any respect in connection with the transactions contemplated hereby to the extent not already paid, and based on such estimates, the Company shall have prepared and submitted to Parent a summary of such fees and expenses for the transaction.  At or prior to the Effective Time (i) the Company shall use its best efforts to cause such advisors to submit their final bills for all material fees and expenses to the Company for services rendered, a copy of which the Company shall have caused to be delivered to Parent, and based on such summary, the Company shall have prepared and submitted to Parent a final calculation of such fees and expenses, and to accrue and paid the amount of such fees and expenses as calculated above, after a copy of all such bills and calculation of such fees and expenses has been delivered to Parent and (ii) the amount of such fees and expenses (other than expenses incurred pursuant to Section 6.22) shall be reasonable and shall in no event exceed $400,000 in the aggregate.

(i)            Directors’ Resignations.  Parent shall have received the written resignation of each director of the Company (in such director’s capacity as a director of the Company), effective as of the Effective Date.

(j)            Dissenting Shareholders.  At the Effective Time, the Company shall have complied with its obligations and duties under CCC §1300 through 1312 with respect to the rights of Dissenting Shareholders.

(k)           Acknowledgment and Waivers.  Parent shall have received an Acknowledgement and Waiver from each holder of a Company Stock Option or share of restricted stock, each of which shall remain in full force and effect.

ARTICLE VIII

TERMINATION

8.01.        Termination.  This Agreement may be terminated, and the Merger may be abandoned:

(a)           Mutual Consent.  At any time prior to the Effective Time, by the mutual consent of Parent and the Company in a written instrument if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b)           Breach.  At any time prior to the Effective Time, by Parent or the Company (providing that the non-terminating party is not then entitled to terminate this Agreement pursuant to this Section 8.01(b)) if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of:  (i) a breach by the Company or Parent, respectively, of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; (ii) a breach by the Company or Parent, respectively, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach or (iii) in the case of a termination by Parent, a breach by a Shareholder or Shareholders of any of the covenants or agreements contained in the Shareholder Agreements, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach, provided that such breach (whether under (i), (ii) or (iii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect with respect to Parent or the Company, as the case may be.

(c)           Delay.  At any time prior to the Effective Time, by Parent or the Company if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by February 28, 2006 except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) such party or (ii) any of the Shareholders (if the Company is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Shareholders, his, her or its obligations under the relevant Shareholder Agreement.

(d)           No Approval.  By the Company or Parent, if the respective Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the Merger or the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(e)           Acquisition Proposal.  By Parent, if (i) the Company shall have exercised a right specified in the provision set forth in Section 6.05 with respect to any Acquisition Proposal and shall, directly or through agents or representatives, continue discussion with any third party concerning such Acquisition Proposal for more than ten (10) Business Days after the date of receipt of such Acquisition Proposal; or (ii) an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to the specificity of such price proposal) and the Company shall not have rejected such proposal within fifteen (15) Business Days of (x) its receipt or (y) the date its existence first becomes publicly disclosed, if earlier.

(f)            Failure to Recommend.  At any time prior to the Company Shareholder Approval, by Parent if the Company shall have materially breached the terms of Section 6.05 or the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Parent.

(g)           Shareholder Approval.  By Parent or the Company, if the Company Shareholder Approval is not obtained at the Company Meeting.

(h)           Superior Proposal.  Prior to the Section 6.05 Date, by the Company, if the Company shall concurrently enter into a definitive binding agreement with respect to a Superior Proposal, has not breached its obligations under Section 6.05 and shall have paid Parent the Termination Fee described in Section 8.02(b).

8.02.        Effect of Termination and Abandonment.  (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in subsection (b), (c) and (d) below and Section 9.01, (ii) that termination will not relieve a breaching party from liability for any willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination and (iii) any other provision of this Agreement which expressly survives the termination of this Agreement.

(b)           In the event this Agreement (i) is terminated by the Company pursuant to Section 8.01(g) or Section 8.01(h), or (ii) is terminated by Parent pursuant to Section 8.01 (e), (f) or (g), upon any such termination the Company shall pay to Parent a termination fee, representing liquidated damages, of $3,600,000 (the “Termination Fee”).  The payment of the Termination Fee shall be the sole and exclusive remedy available to a party with respect to the breach of any covenant or agreement giving rise to such a payment.

(c)           In the event this Agreement is terminated by Parent because the Company breached any covenant or obligation contained in this Agreement and that breach entitled Parent to terminate this Agreement pursuant to Section 8.01(b) (provided that the Company is not entitled to terminate this Agreement at such time pursuant to Section 8.01(b)), the Company will pay Parent the Termination Fee in immediately available funds as agreed-upon liquidated damages and as the sole and exclusive remedy of Parent under this Agreement.

(d)           In the event this Agreement is terminated by the Company because Parent breached any covenant or obligation contained in this Agreement and that breach entitled the Company to terminate this Agreement under Section 8.01(b) (provided that Parent is not entitled to terminate this Agreement at such time pursuant to Section 8.01(b)), Parent will pay the Company the Termination Fee in immediately available funds as agreed-upon liquidated damages and as the sole and exclusive remedy of the Company under this Agreement.

(e)           Any amount that becomes payable to a party pursuant to this Section 8.02 shall be paid by wire transfer of immediately available funds to an account designated by such party either if this Agreement is terminated by a party and the termination meets the conditions set forth in this Section 8.02 at or prior to such termination by the party.

(f)            The Company and Parent agree that the agreements contained in paragraphs (b), (c), (d) and (e) above are an integral part of the transactions contemplated by this Agreement, that without such agreements Parent and the Company would not have entered into this Agreement, and that such amounts do not constitute a penalty.  If a party fails to pay the other party the amounts due under paragraph (b), (c) and (d) above within the time period specified in paragraph (e) above, such party shall pay all costs and expenses incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime or base rate of Bank of America, N.A. from the date such amounts were required to be paid.

ARTICLE IX

MISCELLANEOUS

9.01.        Survival.  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.08, 6.09 and 6.16 and this Article IX, which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.04(e) and 8.02 and this Article IX which shall survive any such termination).

9.02.        Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision or by both parties or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the obtainment of the Company Shareholder Approval, this Agreement may not be amended if it would reduce the aggregate value of the consideration to be received by the Company shareholders in the Merger without any subsequent approval by such shareholders or be in violation of applicable law.

9.03.        Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

9.04.        Governing Law, Jurisdiction and Venue.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California (however, not to the exclusion of any applicable Federal law), without regard to California statutes or judicial decisions regarding choice of law questions.  The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Central District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated herein and therein, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.06 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

9.05.        Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

9.06.        Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or upon receipt if mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to the Company to:

Cedars Bank
444 South Flower St, 14th Floor
Los Angeles, California 90071
Attention:  William A. Hanna
                  Yervant Demirjian
Telephone: (213) 627-7799
Facsimile:  (213) 627-1033

With a copy to:

Manatt, Phelps & Phillips, LLP
11355 W. Olympic Blvd
Los Angeles, CA 90064
Attention:  William Quicksilver
Telephone: (310) 312-4000
Facsimile:  (310) 312-4224

If to Parent to:

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, CA  90401
Attention:  Jared M. Wolff
Telephone: (310) 458-1531 ext. 286
Facsimile:  (310) 451-4555

With a copy to:

Latham & Watkins, LLP
633 W. Fifth Street, Suite 4000
Los Angeles, California 90071
Attention:  Steven B. Stokdyk
Telephone:  (213) 891-7421
Facsimile:  (213) 891-8763

9.07.        Entire Understanding; No Third Party Beneficiaries.  This Agreement (including the Disclosure Schedule and the exhibits attached hereto and incorporated herein), the Shareholder Agreements, the Non-Solicitation Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and this Agreement, the Shareholder Agreements, the Non-Solicitation Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made.  Except for Section 6.08, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08.        Effect.  No provision of this Agreement shall be construed to require the Company, Parent or any Subsidiaries, affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate applicable law (whether statutory or common law), rule or regulation.

9.09.        Severability.  Except to the extent that application of this Section 9.09 would have a Material Adverse Effect on the Company or Parent, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.10.        Enforcement of the Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11.        Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

9.12.        Assignment.  This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary in lieu of Merger Subsidiary, in which event all references herein to Merger Subsidiary shall be deemed references to such other subsidiary.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FIRST COMMUNITY BANCORP

By:	/s/ Matthew P. Wagner
	Name:	Matthew P. Wagner
	Title:	President and Chief Executive Officer

By:	/s/ Jared M. Wolff
	Name:	Jared M. Wolff
	Title:	Executive Vice President, Secretary and General Counsel

CEDARS BANK

By:	/s/ William A. Hanna
	Name:	William A. Hanna
	Title:	Chairman of the Board of Directors, Chief Executive Officer and President

By:	/s/ Yervant S. Demirjian
	Name:	Yervant S. Demirjian
	Title:	Vice Chairman and Secretary

[Signature Page to Agreement and Plan of Merger]